UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4                                                        OMB Approval
/ / Check this box if no longer                      OMB Number        3235-0287
    subject to Section 16.  Form 4 or                Expires: September 30, 1988
    Form 5 obligations may continue.                 Estimate average burden
    See Instruction 1(b).                            hours per repsonse      0.5

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and address of Reporting Person

    Grant, William D.
    SLH Corporation
    5000 W. 95th Street, Suite 260
    Shawnee Mission, 66207

2.   Issuer Name and Ticker or Trading Symbol

     SLH Corporation (SLHO)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####

4.   Statement for Month/Year

     06/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer

     (x)  Director             (x)  10% Owner
     ( )  Officer              ( )  Other

7.   Individual or Joint/Group Filing

     (x)  Form filed by One Reporting Person
     ( )  Form filed by More than One Reporting Person

          Table I -- Non Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

Transaction #1

1.   Title of Security

     Common Stock, par value $1.00 per share
     For each entry there is an equivalent number ogf Preferred Stock Rights(1)

2.   Transaction Date (Month/Day/Year)

     6/30/97

3.   Transaction Code

     Code: J(2)

     V:

4.   Securities Acquired (A) or Disposed of (D)

     Amount: 872

     (A) or (D): A

     Price: $77.00

5.   Amount of Securities Beneficially Owned at End of Month

     4747

6.   Ownershipo Form:  Direct (D) or Indirect(I)

     D

7.   Nature of Indirect Beneficial Ownership

Transaction #2

1.   Title of Security

     Common Stock, par value $1.00 per share
     For each entry there is an equivalent number ogf Preferred Stock Rights(1)

2.   Transaction Date (Month/Day/Year)

     6/30/97

3.   Transaction Code

     Code: J(2)

     V:

4.   Securities Acquired (A) or Disposed of (D)

     Amount: 872

     (A) or (D): A

     Price: $77.00

5.   Amount of Securities Beneficially Owned at End of Month

     7584

6.   Ownershipo Form:  Direct (D) or Indirect(I)

     I

7.   Nature of Indirect Beneficial Ownership

     Owned by spouse (3)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


N/A





Explanation of Responses:

     (1) Preferred Stock Rights are attached to and trade with the Common Stock; each share of Common Stock has attributed to it one Preferred Stock Right. The terms of the Preferred Stock Rights are set forth in a Rights Agreement, the form of which as amended was incorporated by reference in and filed with, respectively, the Issuer's Registration Statement on Form 10 and Amendments No. 1 and 2 thereto (File 0-21911).


/s/ W.D. Grant                                         June 10, 1997
-------------------------------------------         --------------------------
**Signature of Reporting Person                     Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Grant, William D.                                                    Page 3 of 3

                   (Continuation of Form 4, dated June 1997)

(2) Represents a distribution in kind from a family trust; the reporting person is not the trustee of nor does he have any voting or investment powers respecting such trust.

(3) The filing of this report shall not be deemed an admission that the undersigned beneficially owns the securities referred to as owned by or for the benefit of another person.